WILON RESOURCES, INC.
3875 Hixson Pike
Chattanooga, Tennessee 37415-5903
Telephone: 423-877-5670
Fax: 423-876-8549


March 14, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

			Re: Wilon Resources, Inc.
			Withdrawal of Registration Statement on Form SB-2
			(File No. 333-110391)
Ladies/Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "Act") Wilon Resources, Inc.(the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its registration statement on Form SB-2
(File No. 333-105286) initially filed with the Commission on November 12, 2003 and all exhibits filed thereto (the "Registration Statement"). The Registrant is withdrawing the registration statement because its board of directors has determined that the registration of its securities (as set forth in the registration statement) is not in its best interest or in the best interest of its stockholders.

The Registrant has not sold any stock or intends to sell any stock pursuant to the filing.

The Registrant requests that all unapplied fees paid to the Commission in connection with the filing of the Registration Statement be returned to the Registrant, as well as all filing documents.

If you have any questions with respect to this letter, please phone Harry Thompson, President, at (423) 877-5670

        		Sincerely,
                                Wilon Resources, Inc.

		By: ________________________
		/s/Harry Thompson,
		President
	                Chief Executive Officer